Exhibit 3.6

Certificate of Reinstatement

(For Entities Governed by NRS Chapters 78,

78A, 80, 81, 82, 84, 86, 87, 88 and 89)

1.    Name of Entity:

Worldwide Strategies Incorporated

2. Entity Number:	C7573-1998

3.    Signature:

I declare under penalty of perjury that the reinstatement has been authorized by a court of competent jurisdiction or by the duly elected board of directors of the entity or if the entity has no board of directors, its equivalent of such board.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X /s/ Rhonda Keaveney	07/09/2019
Signature of Officer or other Authorized Signature	Date

This form must be accompanied by appropriate fees.	Nevada Secretary of State Certificate of Reinstatement Revised: 1-5-15